Primary Business Name: LUMINEX TRADING & ANALYTICS LLC   **BD Number: 171752**

BD - AMENDMENT

09/19/2019

BD - INDIRECT OWNERS

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
FMR LLC	DE	FMR SAKURA HOLDINGS, INC.	OWNER	03/2018	E	Y	N	04-3532603